UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 20, 2008

Fresh Harvest Products, Inc.

(Exact Name of Registrant as Specified in Its Charter)

New Jersey

(State or Other Jurisdiction of Incorporation)

000-24189	33-1130446
(Commission File Number)	(IRS Employer Identification No.)
280 Madison Ave, Suite 1005 New York, NY 10016	10016
(Address of Principal Executive Offices)	(Zip Code)

(212) 889-5904

(Registrant's Telephone Number, Including Area Code)

NA

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On May 20, 2008 the Company and Illuminati filed a Stipulation of Voluntary Dismissal without Prejudice with the Superior Court of New Jersey dismissing the lawsuit and all claims and counterclaims of the lawsuit previously disclosed in the in the periodic reports of Fresh Harvest Products, Inc. (the "Company") including but not limited to the Form 8-K filed February 19, 2008. The filed document reads as follows:

> "The undersigned parties, alone and/or by their counsel as indicated, having conferred and agreed that their respective interests are better served if the instant action were removed from the Court's docket, without prejudice to the right to refile in the future any timely claims, hereby stipulate and agree, pursuant to R.4:37-1(a), that this action is hereby dismissed in its entirety, including all the claims and the counterclaim, with each party to bear its own costs and fees."

The parties agreed to forever settle, resolve and dispose of all claims, demands and causes of action asserted, existing or claimed to exist between the parties because of or in any way related to the Action.

On May 19, 2008, the Company issued a press release announcing the settlement of the lawsuit, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

99.1   May 19, 2008 Press Release of Illuminati, Inc. and Fresh Harvest Products, Inc. and Illuminati, Inc. dismissing the lawsuit.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Fresh Harvest Products, Inc.

                                   By: /s/ Michael Jordan Friedman
Date: May 21, 2008
                                   _____
                                   Michael Jordan Friedman
                                   President, Chief Executive Officer and Chairman of the Board of
                                   Directors

Exhibit 99.1

Fresh Harvest Products, Inc. Settles Lawsuit

Tuesday May 20, 9:00 am ET

NEW YORK, May 20 /PRNewswire-FirstCall/ -- Fresh Harvest Products, Inc. (OTC Bulletin Board: FRHV - News) and Illuminati Inc. have settled their lawsuit and all claims and counterclaims have been dismissed as of May 15, 2008.

Michael J. Friedman, Fresh Harvest's President and CEO said, "We are very pleased that we have been able to work closely with Illuminati Inc., and to the benefit of Fresh Harvest shareholders the lawsuit and counterclaims have been dismissed by both parties. We believe that this will allow our management to focus its efforts on growing the company into a national brand. We are excited to focus on our expansion and work with Illuminati, Inc. to increase Fresh Harvest's shareholder value."

Vincent Verdiramo, President of Illuminati, Inc. said, "We have been working with Fresh Harvest management and are happy to move forward and dismiss the lawsuit. We strongly believe in management and their ability to grow Fresh Harvest into a leading national brand."

About Fresh Harvest Products, Inc.

Fresh Harvest Products, Inc. sells, markets and distributes natural and organic food products and beverages. Under the Wings of Nature™ brand name, Fresh Harvest offers a line of organic snack products, which primarily include health bars, coffee bars, tortilla chips and salsa.   In addition, Fresh Harvest provides a grocery product line which includes several varieties of whole bean and ground coffees, olive oil and beverages. The Company sells its products to natural food distributors and stores, specialty supermarkets and mass market retailers. Fresh Harvest Products, Inc. was founded in 2003 and is headquartered in New York City. Additional information is available at www.freshharvestproducts.com.

Safe Harbor Statement

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Fresh Harvest Products, Inc., or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's periodic reports and other filings made with the U.S. Securities and Exchange Commission, including its

Annual Report for the year ending October 31, 2006 filed on Form 10KSB. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or for any other reason.

Contact
_____

Michael J. Friedman
President & Chief Executive Officer
Fresh Harvest Products, Inc.
Phone: 212-889-5904
Fax: 212-889-5731
michael@freshharvestproducts.com